U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NO: 000-29722

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  June 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
____________________________________________
Nothing in this form shall be construed to
imply that the Commission has verified any
information contained herein.
_____________________________________________
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


_____________________________________________
PART I - REGISTRANT INFORMATION

Full Name of Registrant: AURORA ENERGY, LTD.
Former Name if Applicable:
Address of Principal Executive Office:
3760 North US 31 South, Traverse City,
Michigan 49684
____________________________________________
PART II - RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-
annual report, transition report on Form 10-
K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[ ]	(c)	The accountant's statement or other
exhibit required by Rule 12b-25(c) has been
attached if applicable.
_____________________________________________
PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K,
10-Q and Form 10-QSB, N-SAR, or the
transition report or portion thereof could not be filed within the prescribed period.

We have encountered two problems in putting
together the second quarter financial
statements.  Because we have just become  a
reporting company, the first quarter
financial statements had not been completed,
and both quarters had to be completed within
the allotted time period.  We then
encountered a problem because one of our
investee partnerships, Jet LaVanway, was late
in providing its financial information which
flows through into our financial statements.
 We now have that information, but require
one or two more days to complete our report.
_____________________________________________
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to
contact in regard to this notification:  John
Lohman, (616) 941-0073.

(2)	Have all other periodic reports required
under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the
preceding 12 months or for such shorter
period that the registrant was required to
file such report(s) been filed?  If the
answer is no, identify report(s).
[X] Yes	[ ] No

(3)	Is it anticipated that any significant
change in results of operations from the
corresponding period for the last fiscal year
will be reflected by the earnings statements
to be included in the subject report or
portion thereof?
[ ] Yes	[X] No

If so: attach an explanation of the
anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AURORA ENERGY, LTD. has caused this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1998

By: John Lohman, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.